15048874

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing RECEIVED MAR 0 2 2015 Wash., DC

SEC FILE NUMBER
8- 67415

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RiverCross Securities, LLLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 City Avenue, Suite 920
(No. and Street)

Bala Cynwyd (City) PA (State) 19004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kai Huang 610-664-2070
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BBD, LLP
(Name – *if individual, state last, first, middle name*)

1835 Market Steet, 26th Floor (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/12

3/13/15

OATH OR AFFIRMATION

I, Kai Huang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RiverCross Securities, LLLP, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MICHAEL L MOLLEN
Notary Public
LOWER MERION TWP, MONTGOMERY COUNTY
My Commission Expires Jun 14, 2018

2/27/15

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) A report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- ☒ (p) A report on the exemption provision to Rule 15c3-3.

RIVERCROSS SECURITIES, LLLP

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934
YEAR ENDED DECEMBER 31, 2014

RIVERCROSS SECURITIES, LLLP

CONTENTS

BBD

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
RiverCross Securities, LLLP

We have audited the accompanying financial statements of RiverCross Securities, LLLP (a Delaware limited liability limited partnership), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operation, changes in partners' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. RiverCross Securities, LLLP's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of RiverCross Securities, LLLP as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital under rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of RiverCross Securities, LLLP's financial statements. The supplemental information is the responsibility of RiverCross Securities, LLLP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BBD, LLP

Philadelphia, Pennsylvania
February 28, 2015

RIVERCROSS SECURITIES, LLLP

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

Cash	$ 77,608
Receivable from clearing organizations	250,000
Receivables from customers	67,760
Property and equipment, net	-
Other assets	17,897
Total assets	$413,265

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 199,867
Total liabilities	199,867
PARTNERS' CAPITAL	213,398
Total liabilities and partners' capital	$413,265

See accompanying notes

RIVERCROSS SECURITIES, LLLP

STATEMENT OF OPERATIONS

Year ended December 31, 2014

REVENUE	
Commissions	$ 900,674
Other revenue	417,298
Total revenue	1,317,972
EXPENSES	
Salary and salary-related expenses	681,966
Commission and clearing	159,442
Occupancy	116,945
Communication and data processing	524,152
Regulatory fees	20,791
Professional fees	85,568
Other expenses	46,665
Total expenses	1,635,529
NET LOSS	$ (317,557)

See accompanying notes

RIVERCROSS SECURITIES, LLLP

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

Year ended December 31, 2014

BALANCE, January 1, 2014	$ 530,955
Contributions	0
Distributions	0
Net Loss	(317,557)
BALANCE, December 31, 2014	$ 213,398

See accompanying notes

RIVERCROSS SECURITIES, LLLP

STATEMENT OF CASH FLOWS

Year ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$(317,557)
Adjustments to reconcile net loss to net cash used by operating activities	
(Increase) decrease in	
Other assets	23,979
Receivables from customers	42,379
Increase in	
Accounts payable, accrued expenses and other liabilities	3,204
Net cash used by operating activities	(247,995)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions from partners	0
Distributions to partners	0
Net cash provided for financing activities	0
Net decrease in cash	(247,995)
CASH	
Beginning of year	325,603
End of year	$ 77,608

See accompanying notes

(1) ORGANIZATION AND NATURE OF BUSINESS

RiverCross Securities, LLLP (the ***"Company"***), a Delaware Limited Liability Limited Partnership, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Company (SIPC). The Company clears its securities transactions on a fully disclosed basis with a clearing broker. The Company's effective date of organization was March 14, 2008. The effective date of the Company's registration as a broker-dealer was March 6, 2007.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Securities transactions (and related commissions, revenue and expenses) are recorded on a trade date basis as if they had settled.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash with high credit quality financial institutions. At times, such amounts may exceed federally insured limits. Account monitoring procedures are utilized to minimize the risk of loss from accounts receivable. The Company generally does not require collateral or other security from its customers. During this year the Company recognized approximately 50% of its revenue from one customer and it's related affiliates.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts. The allowance for doubtful accounts is estimated based on the Company's historical losses, current economic conditions, and the financial stability of its customers. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The Company generally does not charge interest. At December 31, 2014, the company has approximately 80% of its accounts receivable due from one of its customer and its affiliates.

Income Taxes

The Company has elected Partnership status for federal and state tax purposes whereby taxable income is reported by the Company's partners.

Accounting standards clarify the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Accounting standards also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense.

As of December 31, 2014, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company files U.S. and Pennsylvania income tax returns. U.S. and Pennsylvania returns for the years ended December 31, 2011 to 2014 remain open for audit.

(3) LEASE COMMITMENTS

The Company leases office space in Bala Cynwyd, PA under a three-year lease which expires in August 2015, The lease requires the Company to pay their proportionate share of utilities, real estate taxes, and other common area maintenance charges. Rent expense for the year ended December 31, 2014 was $102,909. Future minimum rental payments under this lease agreement are as follows: $70,152 in 2015.

(4) CONTINGENCIES AND COMMITMENTS

The Company has a clearing agreement with its clearing broker, Convergex Execution Solutions (the ***"Clearing Broker"***). The agreement provides that certain minimum capital balances must be maintained while the Company's customer accounts are being introduced to and cleared by the Clearing Broker on a fully disclosed basis. In connection with this agreement, the Company is contingently liable to the Clearing Broker in the event of nonperformance by its introduced customers. It is the Company's policy to continuously monitor its exposure to these risks.

(5) REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers. All customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of $ 190,809 and net capital requirements of $ 13,414. The percentage of aggregate indebtedness to net capital was 105%. These net capital requirements may effectively restrict the Company's ability to make distributions to its members.

(6) SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date and time the financial statements were issued on February 28, 2015 No material subsequent events have occurred since December 31, 2014 that required recognition or disclosure in our current period financial statements.

SUPPLEMENTARY INFORMATION

RIVERCROSS SECURITIES, LLLP

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

Partners' capital	$213,398
Add: Liabilities subordinated to claims of general creditors	-
Total capital and allowable subordinated liabilities	213,398
Non-allowable assets	
Other assets	19,235
Receivable from customers	3,354
Total non-allowable assets	22,589
Net capital before haircuts	190,809
Haircuts	-
Net capital	$190,809
Aggregate Indebtedness	
Items included in Statement of Financial Condition	
Accounts payable, accrued expenses and other liabilities	$199,867
Total aggregate indebtedness	$199,867
Computation of Basic Net Capital Requirements	
Minimum net capital requirement	$ 13,414
Excess net capital at 1500%	$177,395
Excess net capital at 1000%	$170,822
Ratio: aggregate indebtedness to net capital	1.05 to 1

Note: There are no material differences between the audited and unaudited computation of net capital pursuant to Rule 15c3-1.

1. **Computation for determination of the reserve requirements under Rule 15c3-3 of the SEC**
   The Company operates under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions clear through Convergex Execution Solutions, its clearing firm, on a fully disclosed basis.

2. **Information relating to possession or control requirements under SEC Rule 15c3-3 of the SEC**
   The Company is subject to exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2014.

BBD

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
RiverCross Securities, LLLP

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) RiverCross Securities, LLLP identified the following provisions of 17 C.F.R §15c3-3(k) under which RiverCross Securities, LLLP claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) RiverCross Securities, LLLP stated that RiverCross Securities, LLLP met the identified exemption provisions throughout the most recent fiscal year without exception. RiverCross Securities, LLLP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RiverCross Securities, LLLP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under Securities Exchange Act of 1934.

BBD, LLP

Philadelphia, Pennsylvania
February 28, 2015

RIVER CROSS SECURITIES LLLP
401 E CITY AVE STE 912
BALA CYNWYD, PA 19004-1131

February 13, 2015

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief, that:

1. Firm claimed an exemption from SEC Rule 1 5c3-3 under the provision in paragraph of (k)(2)(ii) throughout the fiscal year January 1, 2014 to December 31, 2014.

2. Firm met the identified exemption provisions in SEC Rule 1 5c3-3(k)(2)(ii) throughout the fiscal year January 1, 2014 to December 31, 2014 without exception.

Sign:______________________ Date: 2/13/15

Kai Huang, President
River Cross Securities LLLP
401 E. City Ave. Ste 912
Bala Cynwyd, PA 19004-1131
610-668-1954

BBD

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Partners of RiverCross Securities, LLLP

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by RiverCross Securities, LLLP, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating RiverCross Securities, LLLP's compliance with the applicable instructions of Form SIPC-7. RiverCross Securities, LLLP's management is responsible for RiverCross Securities, LLLP's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from copies of checks and/or bank checking account statements, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BBD, LLP

Philadelphia, Pennsylvania
February 28, 2015

RIVERCROSS SECURITIES, LLLP

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTORS PROTECTION CORPORATION (SIPC) – PURSUANT TO RULE 17a-5(e)(4)

Year ended December 31, 2014

General assessment		$ 2,896
Less:		
Payments made:		
SIPC-6: August 1, 2014	$1,585	
SIPC-7: February 23, 2015	1,311	
		2,896
Total assessment balance due		$ -
Determination of SIPC net operating revenues and general assessment		
Total revenue (Focus Line 12/Part IIA Line 9)		$1,317,972
Additions		
Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above		
Net loss from principal transactions in securities in trading accounts		
Net loss from principal transactions in commodities in trading accounts		
Interest and dividend expense deducted in determining total revenue		
Net loss from management of or participation in the underwriting or distribution of securities		
Expenses other that advertising, printing, registration fees and legal fees deducted in determining net profit from management or participation in underwriting or distribution of securities		
Net loss from securities in investment accounts		-
Total additions		-
Deductions		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products		
Revenues from commodity transactions		
Commissions, floor brokerage and clearance paid to other SIPC members in connection with security transactions		159,442
Reimbursements for postage in connection with proxy solicitation		
Net gain from securities in investment accounts		
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptance or commercial paper that mature nine months or less from issuance date		
Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)		
Other revenue not related either directly or indirectly to the securities business		
The greater of:		
Total interest and dividend expense (Focus Line 22/Part IIA, Line 13 plus interest and dividend income included in additions in total revenues above		
40% of interest earned on Customers securities accounts (40% of FOCUS Line 5)		
Total deductions		159,442
SIPC net operating revenues		$1,158,530
General assessment @ .0025		$ 2,896